FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2016 Third Quarter

(April 1, 2015 through December 31, 2015)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2016 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

February 5, 2016

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL Representative	: :	http://www.toyota.co.jp Akio Toyoda, President
Contact person	:	Yasushi Kyoda, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	February 12, 2016
Payment date of cash dividends	:	—
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2016 First Nine Months (April 1, 2015 through December 31, 2015)

(1)	Consolidated financial results (For the nine months ended December 31)

	(% of change from previous first nine months)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2016 first nine months	21,431,370	6.5	2,305,671	9.0	2,452,912	4.1	1,886,077	9.2
FY2015 first nine months	20,115,614	5.2	2,114,826	13.9	2,355,635	16.5	1,726,863	13.2

(Note)  Comprehensive income: FY2016 first nine months 1,829,702 million yen ( -36.5%),

FY2015 first nine months 2,882,256 million yen ( 12.7%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share – Diluted
	Yen	Yen
FY2016 first nine months	601.44	597.29
FY2015 first nine months	545.94	545.68

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2016 third quarter	48,922,991	18,625,842	17,287,409	35.3
FY2015	47,729,830	17,647,329	16,788,131	35.2

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2015	—	75.00	—	125.00	200.00
FY2016	—	100.00	—
FY2016 (forecast)				—	—

(Note)  Revisions to the forecast of cash dividends since the latest announcement: none

Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2016 (April 1, 2015 through March 31, 2016)

	(% of change from FY2015)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	27,500,000	1.0	2,800,000	1.8	2,980,000	3.0	2,270,000	4.4	723.60

(Note)  Revisions to the forecast of consolidated results since the latest announcement: yes

This forecast does not include the effects of suspension of the vehicle production in February.

Notes

(1)	Changes in significant subsidiaries during the current quarter
(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 5 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2016 third quarter 3,337,997,492 shares, FY2015 3,417,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2016 third quarter 263,776,915 shares,
FY2015 271,183,861 shares

(iii)	Average number of shares issued and outstanding in each period: FY2016 first nine months 3,128,810,377 shares,
FY2015 first nine months 3,163,078,806 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2016	—	26.00	—
FY2016 (forecast)				—	—

(Note)  The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2016 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2016 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Information Concerning Consolidated Financial Results for FY2016 First Nine Months

(1) Financial Results

Consolidated vehicle unit sales in Japan and overseas decreased by 247 thousand units, or 3.7%, to 6,493 thousand units in FY2016 first nine months (the nine months ended December 31, 2015) compared with FY2015 first nine months (the nine months ended December 31, 2014). Vehicle unit sales in Japan decreased by 52 thousand units, or 3.4%, to 1,477 thousand units in FY2016 first nine months compared with FY2015 first nine months. Overseas vehicle unit sales decreased by 195 thousand units, or 3.7%, to 5,016 thousand units in FY2016 first nine months compared with FY2015 first nine months.

As for the results of operations, net revenues increased by 1,315.7 billion yen, or 6.5%, to 21,431.3 billion yen in FY2016 first nine months compared with FY2015 first nine months, and operating income increased by 190.8 billion yen, or 9.0%, to 2,305.6 billion yen in FY2016 first nine months compared with FY2015 first nine months. The factors contributing to an increase in operating income were the effects of changes in exchange rates of 310.0 billion yen, cost reduction efforts of 235.0 billion yen, and other factors of 20.8 billion yen. On the other hand, the factors contributing to a decrease in operating income were the increase in expenses and others of 280.0 billion yen and the effects of marketing activities of 95.0 billion yen. Income before income taxes and equity in earnings of affiliated companies increased by 97.2 billion yen, or 4.1%, to 2,452.9 billion yen in FY2016 first nine months compared with FY2015 first nine months. Net income attributable to Toyota Motor Corporation increased by 159.2 billion yen, or 9.2%, to 1,886.0 billion yen in FY2016 first nine months compared with FY2015 first nine months.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 1,041.0 billion yen, or 5.6%, to 19,597.9 billion yen in FY2016 first nine months compared with FY2015 first nine months, and operating income increased by 207.4 billion yen, or 11.6%, to 1,999.0 billion yen in FY2016 first nine months compared with FY2015 first nine months. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations increased by 218.8 billion yen, or 18.0%, to 1,433.9 billion yen in FY2016 first nine months compared with FY2015 first nine months. However, operating income decreased by 19.9 billion yen, or 7.0%, to 265.0 billion yen in FY2016 first nine months compared with FY2015 first nine months. The decrease in operating income was mainly due to the decrease in valuation gains on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses decreased by 21.6 billion yen, or 2.5%, to 834.6 billion yen in FY2016 first nine months compared with FY2015 first nine months. However, operating income increased by 1.8 billion yen, or 4.4%, to 45.1 billion yen in FY2016 first nine months compared with FY2015 first nine months.

TOYOTA MOTOR CORPORATION    FY2016 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Geographic Information

(i) Japan:

Net revenues in Japan increased by 567.1 billion yen, or 5.4%, to 11,073.7 billion yen in FY2016 first nine months compared with FY2015 first nine months, and operating income increased by 207.4 billion yen, or 18.1%, to 1,350.9 billion yen in FY2016 first nine months compared with FY2015 first nine months. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) North America:

Net revenues in North America increased by 1,233.0 billion yen, or 17.2%, to 8,387.7 billion yen in FY2016 first nine months compared with FY2015 first nine months. However, operating income decreased by 70.2 billion yen, or 14.2%, to 426.1 billion yen in FY2016 first nine months compared with FY2015 first nine months. The decrease in operating income was mainly due to the increase in expenses and others, and the effects of changes in exchange rates.

(iii) Europe:

Net revenues in Europe decreased by 170.9 billion yen, or 8.0%, to 1,966.2 billion yen in FY2016 first nine months compared with FY2015 first nine months, and operating income decreased by 15.7 billion yen, or 23.6%, to 50.7 billion yen in FY2016 first nine months compared with FY2015 first nine months. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries.

(iv) Asia:

Net revenues in Asia increased by 101.3 billion yen, or 2.7%, to 3,802.2 billion yen in FY2016 first nine months compared with FY2015 first nine months, and operating income increased by 58.3 billion yen, or 18.2%, to 378.9 billion yen in FY2016 first nine months compared with FY2015 first nine months. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions decreased by 146.6 billion yen, or 7.8%, to 1,743.6 billion yen in FY2016 first nine months compared with FY2015 first nine months, and operating income decreased by 15.3 billion yen, or 14.3%, to 91.9 billion yen in FY2016 first nine months compared with FY2015 first nine months. The decrease in operating income was mainly due to the increase in expenses and others.

TOYOTA MOTOR CORPORATION    FY2016 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

2.	Information Concerning Forecast of Consolidated Financial Results for FY2016

Reflecting the current trend of financial results, the current forecast of consolidated financial results for FY2016 (April 1, 2015 through March 31, 2016) is set forth below. This forecast assumes average exchange rates through the fiscal year of 120 yen per US$1 and 132 yen per 1 euro. This forecast does not include the effects of suspension of the vehicle production in February.

Forecast of consolidated results for FY2016

Net revenues	27,500.0 billion yen	(an increase of 1.0% compared with FY2015)
Operating income	2,800.0 billion yen	(an increase of 1.8% compared with FY2015)
Income before income taxes and equity in earnings of affiliated companies	2,980.0 billion yen	(an increase of 3.0% compared with FY2015)
Net income attributable to Toyota Motor Corporation	2,270.0 billion yen	(an increase of 4.4% compared with FY2015)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2016 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

In April 2014, the Financial Accounting Standards Board issued updated guidance on reporting discontinued operations and disclosures of disposals of components of an entity. Under the new guidance, only disposals that represent a strategic shift and that have (or will have) a major effect on an entity’s operations and financial results should be presented as discontinued operations. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2015. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2016 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2015 first nine months (Nine months ended December 31, 2014)	FY2016 first nine months (Nine months ended December 31, 2015)	Increase (Decrease)
Automotive	Japan	3,040,834	2,950,996	(89,838)
	North America	1,456,654	1,453,827	(2,827)
	Europe	401,662	419,077	17,415
	Asia	1,367,724	1,223,399	(144,325)
	Other	376,853	357,384	(19,469)

	Total	6,643,727	6,404,683	(239,044)

Other	Housing	3,792	4,019	227

Business segment		FY2015 third quarter (Three months ended December 31, 2014)	FY2016 third quarter (Three months ended December 31, 2015)	Increase (Decrease)
Automotive	Japan	993,782	1,010,196	16,414
	North America	485,986	464,441	(21,545)
	Europe	149,551	151,774	2,223
	Asia	438,890	413,349	(25,541)
	Other	127,318	105,680	(21,638)

	Total	2,195,527	2,145,440	(50,087)

Other	Housing	1,504	1,535	31

Note:	1 Production in “Automotive” indicates production units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2015 first nine months (Nine months ended December 31, 2014)	FY2016 first nine months (Nine months ended December 31, 2015)	Increase (Decrease)
Automotive	Japan	1,528,162	1,476,655	(51,507)
	North America	2,107,623	2,140,655	33,032
	Europe	633,578	617,684	(15,894)
	Asia	1,128,713	1,016,235	(112,478)
	Other	1,341,082	1,241,555	(99,527)

	Total	6,739,158	6,492,784	(246,374)

Other	Housing	3,393	3,759	366

Business segment		FY2015 third quarter (Three months ended December 31, 2014)	FY2016 third quarter (Three months ended December 31, 2015)	Increase (Decrease)
Automotive	Japan	497,933	492,258	(5,675)
	North America	712,518	727,591	15,073
	Europe	219,361	210,332	(9,029)
	Asia	373,895	362,669	(11,226)
	Other	458,929	421,927	(37,002)

	Total	2,262,636	2,214,777	(47,859)

Other	Housing	1,210	1,335	125

Note:	1 Sales in “Automotive” indicates sales units of new vehicles.
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2016 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

5.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2015 (March 31, 2015)	FY2016 third quarter (December 31, 2015)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	2,284,557	2,486,250	201,693
Time deposits	149,321	680,584	531,263
Marketable securities	2,782,099	2,046,339	(735,760)
Trade accounts and notes receivable, less allowance for doubtful accounts	2,108,660	1,915,883	(192,777)
Finance receivables, net	6,269,862	6,154,613	(115,249)
Other receivables	420,708	419,990	(718)
Inventories	2,137,618	2,104,725	(32,893)
Deferred income taxes	978,179	908,109	(70,070)
Prepaid expenses and other current assets	805,393	1,463,054	657,661

Total current assets	17,936,397	18,179,547	243,150

Noncurrent finance receivables, net	9,202,531	9,160,158	(42,373)
Investments and other assets:
Marketable securities and other securities investments	7,632,126	8,013,812	381,686
Affiliated companies	2,691,460	2,655,023	(36,437)
Employees receivables	45,206	41,129	(4,077)
Other	926,391	1,024,066	97,675

Total investments and other assets	11,295,183	11,734,030	438,847

Property, plant and equipment:
Land	1,354,815	1,362,564	7,749
Buildings	4,282,839	4,332,650	49,811
Machinery and equipment	10,945,377	11,163,708	218,331
Vehicles and equipment on operating leases	5,199,986	5,826,901	626,915
Construction in progress	581,412	458,759	(122,653)

Total property, plant and equipment, at cost	22,364,429	23,144,582	780,153

Less – Accumulated depreciation	(13,068,710)	(13,295,326)	(226,616)

Total property, plant and equipment, net	9,295,719	9,849,256	553,537

Total assets	47,729,830	48,922,991	1,193,161

TOYOTA MOTOR CORPORATION    FY2016 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Yen in millions)
	FY2015 (March 31, 2015)	FY2016 third quarter (December 31, 2015)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	5,048,188	5,137,936	89,748
Current portion of long-term debt	3,915,304	4,294,698	379,394
Accounts payable	2,410,588	2,154,347	(256,241)
Other payables	913,013	791,110	(121,903)
Accrued expenses	2,668,666	2,629,562	(39,104)
Income taxes payable	348,786	257,484	(91,302)
Other current liabilities	1,126,951	1,227,262	100,311

Total current liabilities	16,431,496	16,492,399	60,903

Long-term liabilities:
Long-term debt	10,014,395	10,150,642	136,247
Accrued pension and severance costs	880,293	878,789	(1,504)
Deferred income taxes	2,298,469	2,319,184	20,715
Other long-term liabilities	457,848	456,135	(1,713)

Total long-term liabilities	13,651,005	13,804,750	153,745

Total liabilities	30,082,501	30,297,149	214,648

Mezzanine equity
Model AA Class Shares, no par value, authorized: 0 share at March 31, 2015 and 150,000,000 shares at December 31, 2015 issued: 0 share at March 31, 2015 and 47,100,000 shares at December 31, 2015	—	477,977	477,977

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2015 and December 31, 2015 issued: 3,417,997,492 shares at March 31, 2015 and 3,337,997,492 shares at December 31, 2015	397,050	397,050	—
Additional paid-in capital	547,054	546,114	(940)
Retained earnings	15,591,947	16,369,731	777,784
Accumulated other comprehensive income (loss)	1,477,545	1,346,463	(131,082)
Treasury stock, at cost, 271,183,861 shares at March 31, 2015 and 263,776,915 shares at December 31, 2015	(1,225,465)	(1,371,949)	(146,484)

Total Toyota Motor Corporation shareholders’ equity	16,788,131	17,287,409	499,278

Noncontrolling interests	859,198	860,456	1,258

Total shareholders’ equity	17,647,329	18,147,865	500,536

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	47,729,830	48,922,991	1,193,161

Note:	The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2016 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

First nine months ended December 31

Consolidated Statements of Income

	(Yen in millions)
	FY2015 first nine months (Nine months ended December 31, 2014)	FY2016 first nine months (Nine months ended December 31, 2015)	Increase (Decrease)
Net revenues:
Sales of products	18,929,509	20,028,604	1,099,095
Financing operations	1,186,105	1,402,766	216,661

Total net revenues	20,115,614	21,431,370	1,315,756

Costs and expenses:
Cost of products sold	15,401,729	16,125,146	723,417
Cost of financing operations	663,605	869,334	205,729
Selling, general and administrative	1,935,454	2,131,219	195,765

Total costs and expenses	18,000,788	19,125,699	1,124,911

Operating income	2,114,826	2,305,671	190,845

Other income (expense):
Interest and dividend income	116,950	135,061	18,111
Interest expense	(16,777)	(29,302)	(12,525)
Foreign exchange gain, net	104,286	32,830	(71,456)
Other income (loss), net	36,350	8,652	(27,698)

Total other income (expense)	240,809	147,241	(93,568)

Income before income taxes and equity in earnings of affiliated companies	2,355,635	2,452,912	97,277

Provision for income taxes	789,704	736,823	(52,881)
Equity in earnings of affiliated companies	251,037	267,728	16,691

Net income	1,816,968	1,983,817	166,849

Less - Net income attributable to noncontrolling interests	(90,105)	(97,740)	(7,635)

Net income attributable to Toyota Motor Corporation*	1,726,863	1,886,077	159,214

* Net income attributable to common shareholders for the first nine months ended December 31, 2015 is 1,881,792 million yen, which is derived by deducting dividend and accretion to Model AA Class Shares of 4,285 million yen from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	545.94	601.44	55.50
Diluted	545.68	597.29	51.61

TOYOTA MOTOR CORPORATION    FY2016 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2015 first nine months (Nine months ended December 31, 2014)	FY2016 first nine months (Nine months ended December 31, 2015)	Increase (Decrease)
Net income	1,816,968	1,983,817	166,849
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	517,169	(147,185)	(664,354)
Unrealized gains (losses) on securities	547,683	(10,286)	(557,969)
Pension liability adjustments	436	3,356	2,920

Total other comprehensive income (loss)	1,065,288	(154,115)	(1,219,403)

Comprehensive income	2,882,256	1,829,702	(1,052,554)

Less - Comprehensive income attributable to noncontrolling interests	(126,420)	(74,707)	51,713

Comprehensive income attributable to Toyota Motor Corporation	2,755,836	1,754,995	(1,000,841)

TOYOTA MOTOR CORPORATION    FY2016 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Third quarter for the three months ended December 31

Consolidated Statements of Income

	(Yen in millions)
	FY2015 third quarter (Three months ended December 31, 2014)	FY2016 third quarter (Three months ended December 31, 2015)	Increase (Decrease)
Net revenues:
Sales of products	6,742,115	6,865,988	123,873
Financing operations	427,902	473,894	45,992

Total net revenues	7,170,017	7,339,882	169,865

Costs and expenses:
Cost of products sold	5,476,153	5,606,359	130,206
Cost of financing operations	241,636	280,583	38,947
Selling, general and administrative	689,348	730,674	41,326

Total costs and expenses	6,407,137	6,617,616	210,479

Operating income	762,880	722,266	(40,614)

Other income (expense):
Interest and dividend income	43,907	52,025	8,118
Interest expense	(7,308)	(9,644)	(2,336)
Foreign exchange gain (loss), net	40,125	(3,760)	(43,885)
Other income (loss), net	6,857	16,874	10,017

Total other income (expense)	83,581	55,495	(28,086)

Income before income taxes and equity in earnings of affiliated companies	846,461	777,761	(68,700)

Provision for income taxes	296,113	220,455	(75,658)
Equity in earnings of affiliated companies	85,141	106,066	20,925

Net income	635,489	663,372	27,883

Less - Net income attributable to noncontrolling interests	(35,462)	(35,407)	55

Net income attributable to Toyota Motor Corporation*	600,027	627,965	27,938

* Net income attributable to common shareholders for the third quarter ended December 31, 2015 is 626,140 million yen, which is derived by deducting dividend and accretion to Model AA Class Shares of 1,825 million yen from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	189.87	202.06	12.19
Diluted	189.77	199.54	9.77

TOYOTA MOTOR CORPORATION    FY2016 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2015 third quarter (Three months ended December 31, 2014)	FY2016 third quarter (Three months ended December 31, 2015)	Increase (Decrease)
Net income	635,489	663,372	27,883
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	374,342	(4,890)	(379,232)
Unrealized gains (losses) on securities	323,715	242,296	(81,419)
Pension liability adjustments	(426)	3,891	4,317

Total other comprehensive income (loss)	697,631	241,297	(456,334)

Comprehensive income	1,333,120	904,669	(428,451)

Less - Comprehensive income attributable to noncontrolling interests	(62,472)	(43,111)	19,361

Comprehensive income attributable to Toyota Motor Corporation	1,270,648	861,558	(409,090)

TOYOTA MOTOR CORPORATION    FY2016 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2015 first nine months (Nine months ended December 31, 2014)	FY2016 first nine months (Nine months ended December 31, 2015)
Cash flows from operating activities:
Net income	1,816,968	1,983,817
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,017,636	1,229,429
Provision for doubtful accounts and credit losses	51,466	71,410
Pension and severance costs, less payments	21,986	18,151
Losses on disposal of fixed assets	19,197	23,717
Unrealized losses on available-for-sale securities, net	2,488	8,127
Deferred income taxes	83,752	93,655
Equity in earnings of affiliated companies	(251,037)	(267,728)
Changes in operating assets and liabilities, and other	(424,845)	(94,705)

Net cash provided by operating activities	2,337,611	3,065,873

Cash flows from investing activities:
Additions to finance receivables	(9,873,674)	(10,404,240)
Collection of and proceeds from sales of finance receivables	9,252,856	9,926,216
Additions to fixed assets excluding equipment leased to others	(753,621)	(937,146)
Additions to equipment leased to others	(1,619,741)	(2,111,378)
Proceeds from sales of fixed assets excluding equipment leased to others	31,714	28,113
Proceeds from sales of equipment leased to others	569,739	802,473
Purchases of marketable securities and security investments	(1,890,945)	(1,921,156)
Proceeds from sales of and maturity of marketable securities and security investments	1,945,071	2,401,360
Changes in investments and other assets, and other	80,906	(724,653)

Net cash used in investing activities	(2,257,695)	(2,940,411)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,256,589	3,606,030
Payments of long-term debt	(2,222,231)	(2,811,811)
Increase in short-term borrowings	84,703	187,139
Proceeds from issuance of class shares	—	474,917
Dividends paid to Toyota Motor Corporation class shareholders	—	(1,225)
Dividends paid to Toyota Motor Corporation common shareholders	(554,933)	(704,728)
Dividends paid to noncontrolling interests	(69,188)	(73,041)
Reissuance (repurchase) of treasury stock	(354,233)	(546,413)

Net cash provided by financing activities	140,707	130,868

Effect of exchange rate changes on cash and cash equivalents	136,373	(54,637)

Net increase in cash and cash equivalents	356,996	201,693

Cash and cash equivalents at beginning of period	2,041,170	2,284,557

Cash and cash equivalents at end of period	2,398,166	2,486,250

Note:

In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

TOYOTA MOTOR CORPORATION    FY2016 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(4) Going Concern Assumption

None

(5) Segment Information

(i) Segment Operating Results

FY2015 first nine months (Nine months ended December 31, 2014)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	18,514,257	1,186,105	415,252	—	20,115,614
Inter-segment sales and transfers	42,694	29,008	441,054	(512,756)	—

Total	18,556,951	1,215,113	856,306	(512,756)	20,115,614

Operating expenses	16,765,356	930,070	813,078	(507,716)	18,000,788

Operating income	1,791,595	285,043	43,228	(5,040)	2,114,826

FY2016 first nine months (Nine months ended December 31, 2015)
	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	19,555,545	1,402,766	473,059	—	21,431,370
Inter-segment sales and transfers	42,408	31,188	361,553	(435,149)	—

Total	19,597,953	1,433,954	834,612	(435,149)	21,431,370

Operating expenses	17,598,939	1,168,884	789,487	(431,611)	19,125,699

Operating income	1,999,014	265,070	45,125	(3,538)	2,305,671

FY2015 third quarter (Three months ended December 31, 2014)
	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,595,190	427,902	146,925	—	7,170,017
Inter-segment sales and transfers	14,495	9,837	154,150	(178,482)	—

Total	6,609,685	437,739	301,075	(178,482)	7,170,017

Operating expenses	5,958,362	337,211	286,255	(174,691)	6,407,137

Operating income	651,323	100,528	14,820	(3,791)	762,880

FY2016 third quarter (Three months ended December 31, 2015)
	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,698,705	473,894	167,283	—	7,339,882
Inter-segment sales and transfers	16,317	10,079	115,781	(142,177)	—

Total	6,715,022	483,973	283,064	(142,177)	7,339,882

Operating expenses	6,107,362	384,746	265,174	(139,666)	6,617,616

Operating income	607,660	99,227	17,890	(2,511)	722,266

TOYOTA MOTOR CORPORATION    FY2016 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(ii) Geographic Information

FY2015 first nine months (Nine months ended December 31, 2014)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	5,976,817	6,971,138	2,029,188	3,399,998	1,738,473	—	20,115,614
Inter-segment sales and transfers	4,529,866	183,616	108,049	300,964	151,815	(5,274,310)	—

Total	10,506,683	7,154,754	2,137,237	3,700,962	1,890,288	(5,274,310)	20,115,614

Operating expenses	9,363,106	6,658,332	2,070,759	3,380,344	1,782,991	(5,254,744)	18,000,788

Operating income	1,143,577	496,422	66,478	320,618	107,297	(19,566)	2,114,826

FY2016 first nine months (Nine months ended December 31, 2015)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,334,209	8,220,267	1,862,267	3,439,764	1,574,863	—	21,431,370
Inter-segment sales and transfers	4,739,580	167,522	103,998	362,500	168,776	(5,542,376)	—

Total	11,073,789	8,387,789	1,966,265	3,802,264	1,743,639	(5,542,376)	21,431,370

Operating expenses	9,722,808	7,961,645	1,915,499	3,423,300	1,651,717	(5,549,270)	19,125,699

Operating income	1,350,981	426,144	50,766	378,964	91,922	6,894	2,305,671

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East.

FY2015 third quarter (Three months ended December 31, 2014)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,007,235	2,594,014	728,988	1,214,474	625,306	—	7,170,017
Inter-segment sales and transfers	1,648,635	60,989	42,375	103,871	58,952	(1,914,822)	—

Total	3,655,870	2,655,003	771,363	1,318,345	684,258	(1,914,822)	7,170,017

Operating expenses	3,231,060	2,471,248	738,089	1,210,647	654,917	(1,898,824)	6,407,137

Operating income	424,810	183,755	33,274	107,698	29,341	(15,998)	762,880

FY2016 third quarter (Three months ended December 31, 2015)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,184,630	2,803,501	617,971	1,235,506	498,274	—	7,339,882
Inter-segment sales and transfers	1,666,984	53,496	38,981	125,666	60,543	(1,945,670)	—

Total	3,851,614	2,856,997	656,952	1,361,172	558,817	(1,945,670)	7,339,882

Operating expenses	3,458,866	2,706,247	636,437	1,226,338	533,789	(1,944,061)	6,617,616

Operating income	392,748	150,750	20,515	134,834	25,028	(1,609)	722,266

Note: “Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION    FY2016 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(6) Significant Changes in Shareholders’ Equity

None